Exhibit 99.1

February 8, 2016

Mr. Lance J. Galvin

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

The Bank of New York Mellon Trust Company, N.A.

As Trustee of SandRidge Mississippian Trust I

919 Congress Avenue, Suite 500

Austin, Texas 78701

Re:	Evaluation Summary
SandRidge Mississippian Trust I Interests
Proved Reserves
As of January 1, 2016

Ladies and Gentlemen:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the SandRidge Mississippian Trust I (“SRMTI”) interests in certain oil and gas properties located in Kansas and Oklahoma.   It is our understanding that the proved reserves estimated in this report constitute 100 percent of all proved reserves owned by SRMTI.  This report, completed on February 8, 2016, has been prepared for use in filings with the U.S. Securities and Exchange Commission by SRMTI.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

		Proved
		Developed
		Producing
Net Reserves
Oil/Condensate	- Mbbl	1,016
Gas	- MMcf	23,932
NGL	- Mbbl	1,525
Revenue
Oil/Condensate	- M$	48,447
Gas	- M$	45,148
NGL	- Mbbl	19,254
Operating Income (BFIT)	- M$	105,091
Discounted @ 10%	- M$	52,449

In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”.  The discounted value, “present worth”, shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

The annual average Henry Hub spot market gas price of $2.59 per MMBtu and the annual average Plains WTI posted oil price of $46.79 per barrel were used in this report.  This average posted oil price corresponds to an average spot oil price of $50.28 per barrel.  In accordance with the Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for each month of 2015.  The oil and gas prices were held constant and were adjusted for gravity, heating value, quality, transportation and regional price differentials.  The adjusted volume-weighted average product prices over the life of the properties are $47.68 per barrel of oil, $12.63 per barrel of NGL and $1.89 per Mcf of gas.

SRMTI owns no working interest in these properties, so no operating costs, capital costs or abandonment costs are incurred.  However, operating costs and capital costs were used to confirm commerciality of future locations and economic limits for all properties.  These costs were based on operating expense records of SandRidge Energy, Inc. (“Sandridge”).  As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission.  The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).  The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the date of this report as noted herein.  In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.  Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.  An on-site field inspection of the properties has not been performed.  The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc.  Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein.  All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered and the revenue derived therefrom could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by SandRidge. Ownership interests were supplied by SandRidge and were accepted as furnished.  To some extent, information from public records has been used to check and/or supplement these data.  The basic engineering and geological data were utilized subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Cawley, Gillespie & Associates, Inc. is independent with respect to SRMTI as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (“SPE Standards”).  Neither Cawley, Gillespie & Associates, Inc. nor

any of its employees has any interest in the subject properties.  Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work-papers and related data are available for inspection and review by authorized parties. The technical person responsible for the preparation of this report meets or exceeds the education, training, and experience requirements set forth in the SPE Standards.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

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